News Release 19-01

January 15, 2019

SSR MINING REPORTS FOURTH QUARTER AND YEAR-END 2018 PRODUCTION RESULTS AND 2019 GUIDANCE

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports fourth quarter and year-end 2018 operating results. Additionally, we are providing 2019 guidance.

Fourth Quarter and 2018 Operating Highlights

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Achieved total annual production guidance: Produced over 345,000 gold equivalent ounces in 2018 and over 88,000 gold equivalent ounces in the fourth quarter, meeting or exceeding initial guidance for a seventh consecutive year. Delivered attributable gold equivalent production of over 335,000 ounces in 2018.

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Strong finish to the year at Marigold: Annual production of 205,160 ounces of gold in 2018, as fourth quarter gold production of 54,306 ounces led to Marigold exceeding the upper end of our revised annual guidance.

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Delivered record annual gold production at Seabee: The operation achieved the highest annual production in its history, producing 95,602 ounces of gold in 2018, exceeding the top end of the upwardly revised annual guidance.

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Strong operating performance at Seabee: In 2018, the operation milled 352,000 tonnes of ore or 964 tonnes per day, another operating record, while average gold mill feed grade was an impressive 9.16 g/t.

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Ramp-up of operations at Puna: Exceeded the upper end of the revised annual silver production guidance with a total of 3.7 million ounces. With the declaration of commercial production at the Chinchillas mine in December 2018, we produced 1.2 million ounces of silver in the fourth quarter, a 79% increase over the third quarter, as the mill averaged nearly 3,800 tonnes per day.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

Paul Benson, President and CEO said, “As all three of our operations exceeded expectations and with both Marigold and Seabee at or near record annual production, we produced over 345,000 gold equivalent ounces in 2018. This marks the seventh consecutive year that we have met or exceeded our annual production guidance. In the year ahead, we are forecasting production growth to nearly 400,000 gold equivalent ounces, with Seabee and Marigold continuing to deliver to plan and Puna ramping-up to steady-state operations. Importantly, due to the exploration success across our portfolio and our strong balance sheet, we are able to invest in our assets for the long-term benefit of our shareholders, communities, and employees.”

Marigold Mine, U.S.

		Q4 2018	Q3 2018	% Change [1]	FY 2018	FY 2017	% Change [1]
Total material mined	kt	17,039	21,284	(19.9)%	70,431	69,011	2.1%
Waste removed	kt	11,361	14,411	(21.2)%	42,906	43,422	(1.2)%
Ore to leach pad	kt	5,679	6,873	(17.4)%	27,525	25,589	7.6%
Strip ratio	w/o	2.0	2.1	(4.8)%	1.6	1.7	(5.9)%
Gold grade to leach pad	g/t	0.34	0.32	6.3%	0.37	0.35	5.7%
Gold recovery	%	73%	72%	1.4%	73%	73%	0.0%
Gold produced	oz	54,306	58,459	(7.1)%	205,160	202,240	1.4%
Gold sold	oz	50,550	59,612	(15.2)%	198,884	200,192	(0.7)%

Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

In 2018, the Marigold mine produced 205,160 ounces of gold, surpassing the upper end of our revised production guidance. This compares to 202,240 ounces of gold produced in 2017. For the full-year, gold sales were 198,884 ounces due to bullion inventory increasing in the fourth quarter relative to the previous quarter, which we expect to sell in the first quarter of 2019.

Material mined during the year totaled 70.4 million tonnes, a 2% increase as compared to 2017. The mine achieved record annual ore tonnes to the leach pads with over 27.5 million tonnes stacked.

During the fourth quarter of 2018, 17.0 million tonnes of material were mined, down 20% from the third quarter due to scheduled maintenance on the electric rope shovel and longer haul cycles. Construction delays deferred the new leach pad commissioning to the first quarter of 2019 and solution application commenced in January 2019.

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Approximately 5.7 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.34 g/t in the fourth quarter. This compares to 6.9 million tonnes of ore delivered to the leach pads at a gold grade of 0.32 g/t in the third quarter. Gold grade mined in the fourth quarter was 6% higher than the third quarter due to mining deeper in the current phase of the Mackay pit. The strip ratio declined to 2.0:1 in the quarter, a 5% reduction compared to the previous quarter.

In the fourth quarter of 2018, Marigold produced 54,306 ounces of gold, representing a 7.1% reduction as compared to the previous quarter. Gold sales totaled 50,550 ounces for the quarter.

Seabee Gold Operation, Canada

		Q4 2018	Q3 2018	% Change [1]	FY 2018	FY 2017 [2]	% Change [1]
Total ore milled	t	86,447	88,273	(2.1)%	352,000	330,415	6.5%
Ore milled per day	t/day	940	959	(2.0)%	964	905	6.5%
Gold mill feed grade	g/t	10.20	9.52	7.1%	9.16	8.25	11.0%
Gold recovery	%	97.6%	97.1%	0.5%	97.4%	97.4%	0.0%
Gold produced	oz	20,473	27,831	(26.4)%	95,602	83,998	13.8%
Gold sold	oz	21,711	29,175	(25.6)%	91,410	86,087	6.2%

Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

The Seabee Gold Operation produced 95,602 ounces of gold in 2018, an annual production record resulting from an improved milling rate and higher gold grade. A total of 91,371 ounces of gold were sold during the year.

In 2018, the operation milled 352,000 tonnes of ore, another operating record, largely due to our ongoing Operational Excellence initiatives. During the year, average gold mill feed grade was 9.16 g/t, 11% higher compared to the average gold grade milled in 2017. The Santoy mine supplied 93% of ore milled, predominantly from long hole stopes; the remaining ore was sourced from the Seabee mine, which was closed in the second quarter of 2018.

In the fourth quarter of 2018, the operation produced 20,473 ounces of gold, a 26% decrease primarily due to gold ounces contained in circuit at year-end 2018 due to timing of gold pours. Gold sales totaled 21,711 ounces during the quarter.

During the fourth quarter, 86,447 tonnes of ore were milled at an average gold grade of 10.2 g/t and recovery of 97.6%. This compares to 88,273 tonnes of ore milled at an average gold grade of 9.52 g/t and recovery of 97.1% in the third quarter of 2018.

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Puna Operations, Argentina 1

		Q4 2018	Q3 2018	% Change [2]	FY 2018	FY 2017 [3]	% Change [2]
Total material mined	kt	897 [4]	-	-	897 [4]	89	na
Waste removed	kt	696 [4]	-	-	696 [4]	36	na
Ore mined	kt	201 [4]	-	-	201 [4]	53	na
Strip ratio	w/o	3.5 [4]	-	-	3.5 [4]	0.7	na
Ore milled	kt	342	308	11.0%	1,420	1,798	(21.0)%
Silver mill feed grade	g/t	133	96	38.5%	114	152	(25.0)%
Zinc mill feed grade	%	1.14%	1.25%	(8.8)%	0.84%	-	-
Lead mill feed grade	%	0.92%	-	-	0.85%	-	-
Silver recovery	%	81.5%	69.9%	16.6%	72.1%	70.3%	2.6%
Zinc recovery	%	49.5%	38.1%	27.2%	39.3%	-	-
Lead recovery	%	83.1%	78.7%	5.6%	82.6%	-	-
Silver produced	koz	1,189	666	78.5%	3,747	6,177	(39.3)%
Silver sold	koz	932	623	49.6%	3,761	5,994	(37.3)%
Zinc produced	Klb	4,014	3,241	23.9%	8,775	-	-
Zinc sold	Klb	1,983	383	na	2,365	-	-
Lead produced	Klb	2,735	372	na	3,107	-	-
Lead sold	Klb	1,059	-	-	1,059	-	-

Notes:

(1)	Figures are on 100% basis; “na” refers to not applicable.

(2)	Percent changes are calculated using rounded numbers presented in the table.

(3)	Figures for 2017 represent 100% for the period from January to May 2017 and 75% for the period from June to December 2017.

(4)	Data is for the period subsequent to December 1, 2018, the date upon which commercial production was declared at the Chinchillas mine.

In 2018, Puna Operations produced a total of 3.7 million ounces of silver, 8.8 million pounds of zinc and 3.1 million pounds of lead. Silver sold for the year totaled 3.8 million ounces. On an attributable basis, silver production and sales in 2018 totaled 2.8 million ounces and 2.8 million ounces, respectively.

During the year, ore was milled at an average of 3,890 tonnes per day. Ore milled contained an average silver grade of 114 g/t. The average silver recovery was 72.1%, a 3% improvement as compared to 2017.

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In the fourth quarter of 2018, silver production was 1.2 million ounces, an increase of 79% relative to the third quarter, due mainly to the increased tonnage of higher-grade Chinchillas ore milled. Silver sales totaled 0.9 million ounces. On an attributable basis, silver production and sales for the quarter totaled 0.9 million ounces and 0.7 million ounces, respectively.

Subsequent to the declaration of commercial production at Chinchillas, material mined in December 2018 totaled 897,000 tonnes, including 201,000 tonnes of ore.

During the fourth quarter, ore was milled at an average of 3,720 tonnes per day. In December ore was sourced exclusively from Chinchillas and achieved a 3,605 tonnes per day milling rate. Processed ore in the fourth quarter contained an average silver grade of 133 g/t, a 38% increase as compared to the third quarter of 2018, due to processing of high grade Chinchillas ore in December. The average silver recovery in the fourth quarter was 81.5%.

Outlook

This section of the news release provides management's production and cost estimates. See "Cautionary Note Regarding Forward-Looking Statements.”

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest) [4]
Gold Production	oz	200,000 – 220,000	95,000 – 110,000	-
Silver Production (Attributable)	Moz	-	-	6.0 – 7.0 (4.5 – 5.3)
Lead Production (Attributable)	Mlb	-	-	20.0 – 26.0 (15.0 – 19.5)
Zinc Production (Attributable)	Mlb	-	-	15.0 – 20.0 (11.3 – 15.0)
Cash Costs per Payable Ounce Sold [1]	$/oz	$750 – $790	$525 – $555	$8.00 – $10.00
Sustaining Capital Expenditures [2]	$M	$35.0	$25.0	$12.0
Capitalized Stripping / Capitalized Development	$M	$20.0	$12.0	$20.0
Exploration Expenditures [3]	$M	$7.5	$6.0	$1.0

Notes:

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Cautionary Note Regarding Non-GAAP Measures". Cash costs figures are presented on a by-product basis.

(2)	Sustaining capital expenditures for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenses.

(4)	Shown on a 100% basis unless otherwise indicated by “attributable” which is shown on a 75% basis.

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Based on the mid-points of guidance, on a consolidated basis we expect to produce 395,000 gold equivalent ounces in 2019 at gold equivalent cash costs of $700 per ounce. On an attributable basis we expect to produce 375,000 gold equivalent ounces in 2019 at gold equivalent cash costs of $700 per ounce based on the mid-points of guidance.

At the Marigold mine, gold production is expected to increase in 2019 with the full-year benefits from the four haul trucks added to the fleet in mid-2018 and production from the new leach pad beginning in the first quarter of 2019. Due to the ongoing positive operating performance and optimization of pit designs, cash cost guidance of $750 to $790 per payable gold ounce sold is an improvement to the forecast from the 2018 Technical Report. Capital investments are expected to total $35 million including $22 million in the mine for maintenance and purchase of mobile fleet as well as $10 million for accelerated leach pad construction and process infrastructure. To accommodate the higher ore tonnes mined and to provide additional operating flexibility regarding leach cycles, construction of a leach pad is expected to be accelerated to the second half of 2019 from 2020. Capitalized stripping is expected to total $20 million with the majority incurred through the first three quarters of the year. Exploration expenditures totaling $7.5 million re-focuses to Mackay, Valmy and Basalt with the goals of adding Mineral Reserves and defining additional Mineral Resources within these areas. Having completed the Red Dot exploration program in 2018, we intend to complete geotechnical drilling and engineering of the Red Dot Mineral Resources with the objective of evaluating the potential for Red Dot Mineral Reserves by mid-2019.

At the Seabee Gold Operation we expect to continue executing our plan of increasing mining and milling rates and to deliver another record gold production year in 2019. The plan includes investment of $7 million in underground mining equipment to increase capacity and reliability. With higher tonnes mined and demonstrated milling infrastructure capacity, cash costs are expected to remain low at between $525 and $555 per payable gold ounce sold. Due to continued exploration success at Seabee, we are embarking on an expansion to tailings capacity in excess of that contemplated in the 2017 Technical Report. The first phase is expected to be completed in 2019 at an investment of $15 million, with the remaining sustaining capital investments related for the mill and surface infrastructure. Capitalized development expenditures of $12 million support higher mining rates and reflects the development strategy for the Santoy complex. Exploration expenditures at Seabee total $6 million to continue underground exploration at depth, expansion of Santoy Gap hanging wall and continued testing of surface targets.

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At Puna Operations, with commercial completion of the Chinchillas open pit achieved, 2019 marks the first full year of ore production from the Chinchillas mine transported for processing at the Pirquitas mill. Puna is expected to produce between 6.0 and 7.0 million ounces of silver at cash costs of between $8.00 and $10.00 per payable silver ounce sold. Reported cash costs may vary quarter to quarter due to the by-product credits arising from the production of lead and zinc as such credits vary based on the timing of sales of each concentrate. Capital investments at Puna of $12 million include $5 million for mine equipment maintenance, and $5 million for plant equipment maintenance. Capitalized stripping is elevated through 2019 as the mine completes the highwall pushback and commences stripping the next phase of the Chinchillas pit. As Chinchillas operations ramp-up through 2019, only waste material will be mined over certain periods of the year with ore stockpiled during the pre-production phase transported to and processed at the Pirquitas mill.

With Puna focused on optimization of the mine, transport and mill operations through 2019, limited exploration expenditures of $1 million are planned.

As previously announced, the completion of certain Chinchillas project infrastructure carries over into 2019 with remaining investment of approximately $9 million expected to be incurred in the first quarter. The project remains on budget.

In addition to exploration at our three operating mines, we expect to invest $3 million in exploration on the Fisher project adjacent to our Seabee Gold Operation. Community, development and holding costs related to non-operating properties total approximately $5 million.

Gold equivalent figures for our 2019 operating guidance are based on gold-to-silver ratio of 81:1. Cash costs and capital expenditures guidance is based on an oil price of $65 per barrel and exchange rate of 1.25 Canadian dollar to U.S. dollar.

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by James Frost, P.E., a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Technical Services Superintendent at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., a qualified person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., a qualified person under NI 43-101 and our Director, Mine Planning.

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About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; our ability to convert Inferred Mineral Resources to Indicated Mineral Resources and to convert Mineral Resources into Mineral Reserves; timing of production and production

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levels at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing and focus of our exploration and development programs; expected timing of the commissioning of the new leach pad at the Marigold mine in the first quarter of 2019 and the construction of an additional leach pad at the Marigold mine in the second half of 2019; expected cost and timing of completion of the first phase of the expansion to tailings capacity at the Seabee Gold Operation in 2019; expected cost and timing of completion of construction milestones at Puna Operations, including the expectation that the Chinchillas project will remain on budget and certain project infrastructure will be completed in the first quarter of 2019; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to achieve our production and cost guidance; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples' title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; inability to collect under the Loan to Golden Arrow; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors' and officers' involvement

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with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC").

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

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Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC's disclosure standards normally do not permit the inclusion of information concerning "Measured Mineral Resources," "Indicated Mineral Resources" or "Inferred Mineral Resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. investors should understand that "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including cash costs per payable ounce of gold and silver sold. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis, available under our corporate profile at www.sedar.com or on our website at www.ssrmining.com, under the heading “Non-GAAP Financial Measures” for a more detailed discussion of how we calculate such measures.

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